Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Class B ordinary shares or Class B ordinary shares represented by American Depositary Shares of QIWI PLC. The Offer (as defined below) is made solely by the Offer to Purchase for cash, dated July 19, 2022, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Class B ordinary shares or Class B ordinary shares represented by American Depositary Shares of QIWI PLC in any jurisdiction in which the making or acceptance of offers to sell such shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Dalliance Services Company by the one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

Up to 10,000,000 Class B ordinary shares

(including Class B ordinary shares represented by American Depositary Shares)

of

QIWI PLC

at

$2.50 per share

by

Dalliance Services Company

a wholly owned company of

Sergey Solonin

Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and wholly owned by Sergey Solonin, the largest shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), is offering the stockholders of the Company to tender up to 10,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”), for purchase by the Offeror in cash at a price of $2.50 per Share (including Shares represented by ADSs), less any applicable withholding taxes and without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), in each case as may be amended or supplemented from time to time (collectively, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 15, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THE MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not subject to a financing condition and is not conditioned on any minimum number of Shares (including Shares represented by ADSs) being tendered. The Offer is, however, subject to other conditions that must be satisfied in the Offeror’s reasonable judgment or waived by the Offeror prior to the Expiration Time.

None of the Offeror, Mr. Solonin, the Depositary (as defined below), or the Information Agent (as defined below) makes any recommendation as to whether stockholders should tender or refrain from tendering their Shares (including Shares represented by ADSs). No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their Shares (including Shares represented by ADSs) and, if so, how many Shares (including Shares represented by ADSs) to tender.

Stockholders should read carefully the information set forth in the Offer to Purchase and in the related Letter of Transmittal, including the Offeror’s reasons for making the Offer.

Each stockholder wishing to tender Shares (including Shares represented by ADSs) must follow the instructions and procedures described in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Holders of options to purchase Shares (including Shares represented by ADSs) or restricted stock units under the Company’s equity compensation plans can only tender Shares or Shares represented by ADS after exercising their options or receiving the Shares underlying restricted stock units. Holders of options or restricted stock units should also follow the instructions and procedures described in Section 3 of the Offer to Purchase to tender Shares (including Shares represented by ADSs). There are no guaranteed delivery procedures available with respect to the Offer under the terms of the Offer to Purchase or any related materials. No alternative, conditional or contingent tenders will be accepted.

In accordance with the rules of the Securities and Exchange Commission, in the event that more than 10,000,000 Shares (including Shares represented by ADSs) are validly tendered, the Offeror may avail itself of the right to purchase up to an additional 2% of the outstanding Shares (the “2% Option”) (i.e., an additional 1,045,989 Shares (including Shares represented by ADSs)) without extending the Expiration Time. If the Offer is fully subscribed and the Offeror availed itself of the 2% Option, it would purchase 11,045,989 Shares (including Shares represented by ADSs), which would represent approximately 21.1% of the Company’s issued and outstanding Shares as of April 29, 2022.

If more than 10,000,000 Shares (including Shares represented by ADSs) are validly tendered and not withdrawn, the Offeror will purchase Shares (including Shares represented by ADSs) on a pro rata basis, with certain adjustments to avoid purchases of fractional Shares (including Shares represented by ADSs). As a result of the foregoing, it is possible that all of the Shares (including Shares represented by ADSs) that a stockholder tenders in the Offer may not be purchased.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), following the Expiration Time, the Offeror shall (and Mr. Solonin shall cause the Offeror to) accept for payment and promptly thereafter pay for all Shares (including Shares represented by ADSs) validly tendered and not properly withdrawn prior to the Expiration Time pursuant to the Offer, subject to any proration in the event of oversubscription. For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares (including Shares represented by ADSs) validly tendered and not properly withdrawn, if and when the Offeror gives oral or written notice to Pacific Stock Transfer Company (the “Depositary”) of the Offeror’s acceptance for payment of such Shares (including Shares represented by ADSs) pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares (including Shares represented by ADSs) accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for tendering holders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering holders whose Shares (including Shares represented by ADSs) have been accepted for payment. Under no circumstances will interest with respect to the Shares (including Shares represented by ADSs) purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment. We do not currently anticipate that there will be a subsequent offering period.

The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares (including Shares represented by ADSs) by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. The Offeror also expressly reserves the right, in its reasonable discretion, to terminate the Offer and not accept for payment or pay for any Shares (including Shares represented by ADSs) not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares (including Shares represented by ADSs) upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase prior to the Expiration Time by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Subject to compliance with applicable law, the Offeror further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by the Offeror to have occurred, to amend the Offer in any respect, including by changing the Purchase Price or the number of Shares (including Shares represented by ADSs) to be purchased. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the business day immediately following the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change.

If the Offeror materially changes the terms of the Offer or the information concerning the Offer, the Offeror will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). If (1) the Offeror makes any change to (a) increase or decrease the Purchase Price, (b) decrease the number of Shares (including Shares represented by ADSs) purchasable in the Offer, or (c) increase the number of Shares (including Shares represented by ADSs) purchasable in the Offer by more than 2% of the Company’s outstanding Shares (including Shares represented by ADSs) and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to stockholders in the manner specified above, the Offer will be extended until the expiration of such ten business day period.

Stockholders may withdraw any Shares (including Shares represented by ADSs) they have tendered at any time prior to the Expiration Time using the procedures described in Section 3 of the Offer to Purchase. If the Offeror has not accepted for payment the Shares (including Shares represented by ADSs) a stockholder has tendered, such stockholder may also withdraw his or her Shares (including Shares represented by ADSs) pursuant to 14(d)(5) at any time after 12:00 midnight, New York City time, at the end of the day on September 17, 2022, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of the addresses set forth on the back cover of the Offer to Purchase, and must specify the name of the person having tendered the Shares (including Shares represented by ADSs) to be withdrawn, the number of Shares (including Shares represented by ADSs) to be withdrawn and the name of the registered holder of the Shares (including Shares represented by ADSs) to be withdrawn, if different from the name of the person who tendered the Shares (including Shares represented by ADSs). If Shares (including Shares represented by ADSs) have been delivered in accordance with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Depositary to be credited with the withdrawn Shares (including Shares represented by ADSs) and otherwise comply with the Depositary’s procedures. Withdrawals of tenders of Shares (including Shares represented by ADSs) may not be rescinded, and any Shares (including Shares represented by ADSs) withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares (including Shares represented by ADSs) may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3 of the Offer to Purchase.

Mr. Solonin is currently the controlling shareholder of the Company. The purpose of the Offer is not to acquire further control or further influence control of the Company. See Section 2 of the Offer to Purchase. The information required to be disclosed by Rule 14(d)-6(d)(1) under the Exchange Act is incorporated herein by reference.

Generally, the receipt of cash from the Offeror in exchange for a stockholder’s Shares (including Shares represented by ADSs) will be a taxable event for the stockholder for U.S. federal income tax purposes. The receipt of cash for a stockholder’s Shares (including Shares represented by ADSs) generally will be treated for U.S. federal income tax purposes as a sale or exchange eligible for gain or loss treatment, as described in Section 14 of the Offer to Purchase. The Depositary (or other applicable withholding agent) will withhold U.S. federal taxes at a rate of 30% on the gross proceeds of the Offer paid to a non-U.S. stockholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a non-U.S. stockholder furnishes to the Depositary (or other applicable withholding agent).

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offeror has requested the Company’s stockholder list and ADS holder list and security position listings for the purpose of disseminating the Offer to the Company’s stockholders and holders of ADSs. The Offeror is mailing the Offer to Purchase and the related Letter of Transmittal to record holders of Shares (including Shares represented by ADSs) whose names appear on the Company’s stockholder list and security position listings, and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares (including Shares represented by ADSs).

Please direct any questions or requests for assistance to Alliance Advisors, LLC (the “Information Agent”) at its telephone number and address set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal (which will be promptly furnished to stockholders at the Offeror’s expense) to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Alliance Advisors, LLC.
200 Broadacres Drive

Bloomfield, New Jersey 07003

Call Toll-Free: 877-587-1963

Email: QIWI@allianceadvisors.com

The Depositary for the Offer is:

Pacific Stock Transfer

Attn: Corporate Services Company

6725 Via Austi Parkway, Suite 300

Las Vegas, NV 89119

Phone: 800-785-7782

Email: info@pacificstocktransfer.com